

July 1, 2011

Via Facsimile
Robert Vivian, Chairman, President, Chief
Executive Officer and Interim Financial Officer
Shamika 2 Gold, Inc.
1350 Broadway, 11th Floor
New York, New York 10018

      Re: Shamika 2 Gold, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed April 15, 2011
              Form 10-Q for Fiscal Quarter Ended March 31, 2011
              Filed May 17, 2011
              File No. 000-52689

Dear Mr. Vivian:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1.   Please include your correct Commission File Number, "000-52689," on all future filings you submit.

Certain Relationships and Related Transactions, page 35

Board Determination of Independence, page 36

2.   You state your board of directors determined Mr. Richard Crofts to be "independent," as that term is defined by the National Association of Securities Dealers Automated

Quotations. However, in your corresponding disclosures of your officers and directors, Mr. Crofts does not appear to be affiliated with your organization. Accordingly, please revise your disclosures, as necessary, to eliminate this inconsistency.

Signatures, page 37

3.   Please revise to provide the following additional statement and related signatures in the Signatures section of your annual report: "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated." Refer to General Instruction D to Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Exhibit 31.1

4.   In future Exchange Act filings, please omit your officer's titles from the first line of the Section 302 certification.

Engineering Comments

Description of S2G's Properties, page 9

5.   We note your disclosure regarding the potential of your property to contain 9,000 kilograms of rubies and 1.5 million ounces of gold. Please remove all estimates of quantities of rubies and gold until you have a proven or probable reserve as defined by Section (a) of Industry Guide 7.

6.   Please disclose the following information for each of your material properties regarding your land and mineral rights. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property;

- A description of all interests in your properties, including the terms of all underlying agreements and royalties;

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees, and;

- The area of your claims, either in hectares or in acres.

    Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

7.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

8.   Please expand your disclosure concerning the exploration plans for the properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language;

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

- If there is a phased program planned, briefly outline all phases;

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

- Disclose how the exploration program will be funded, and;

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

9.   Please provide an overview of the exploration and mining permit requirements for

companies operating in Canada and Cambodia. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals.

10.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters, or John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the engineering comments. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief